Filed by IPC Holdings, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

IPC HOLDINGS, LTD

FIRST QUARTER 2009 EARNINGS CALL

APRIL 24, 2009

8:30 A.M. EASTERN TIME

Operator: Good day and welcome to the IPC Holdings’ First Quarter 2009 Conference Call. As a reminder, today’s call is being recorded. At this time, for opening remarks and introductions, I would like to turn the call over to your host, Sean Symons, Vice President and Controller. Please go ahead, sir.

Sean Symons, Senior Vice President and Controller

Good morning, ladies and gentlemen, and welcome to the IPC Holdings’ First Quarter 2009 Conference Call. My name is Sean Symons, Senior Vice President and Controller of IPC and with me this morning are Jim Bryce, President and CEO and John Weale, Executive Vice President and CFO.

During our discussions this morning, we may make forward-looking statements and while these statements represent our best current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially. As always, we recommend that you refer to our public filings, including our annual report on Form 10-K for the year ended December 31, 2008, our amended registration statement on Form S-4 filed April 13, 2009 and our soon to be issued Form 10-Q for more details on the risk factors.

The question and answer portion of this call is intended for the investment community only. Members of the media, please call Abernathy MacGregor at 212-371-5999.

And now, I’ll hand you over to Jim Bryce, who will talk about the first quarter earnings.

James P. Bryce, President and Chief Executive Officer

Thank you, Sean, and good morning, ladies and gentleman. We see market conditions continuing to harden for property catastrophe business, as evidenced in the 1/1 and 1/4 renewals we have seen to-date. We are expecting these price increases to continue and to possibly increase in momentum for the rest of the year. This is the result of the two significant U.S. hurricanes together with other numerous global loss events in 2008 and the record setting on actual hurricanes in the third and fourth quarters of last year.

We are seeing the first signs of a hardening market. We define a hardening market as a lack of capacity to complete placements irrespective of price. The situation is starting to reach critical proportions on national accounts due to their size and scope in the U.S. retro business, coastal exposures and any Florida-specific business looking for new cover or renewings this year. Price increases were generally double-digit for loss-free renewals in U.S. at 1/1 and higher for loss-impacted programs.

Non-U.S. renewals at 1/1 were generally single-digit increases and again, higher on loss-impacted business. These increases tended to be higher in the second quarter renewals, and Japan saw increases of both single and double-digits virtually across the board on catastrophe programs. This was quite gratifying, since that market had no real cat activity during 2008.

Loss activity in the first quarter of 2009 was similar to last year with major-to-moderate loss events in Australia and Europe. The larger cat events were the Klaus storm loss in Europe and the Australian bush fires. The first quarter losses of 2009 are in line with loss expectations.

Hopefully, these losses will serve as a disciplined wake up call to the market through the remainder of 2009. We are now completing another solid quarter with positive underwriting results with generally strong premium pricing, continued underwriting earnings and a strong balance sheet. These conditions allow for an underwriting approach with discipline and to ensure continued success in our core business of catastrophe treaties.

We wrote gross premiums of 235 million in the first quarter of 2009, which was an increase over last year. Rates and premiums moved higher with a beneficial impact on premiums, which was in line with retentions and exposures in a improving marketplace. Our underwriting discipline did require our retiring from some accounts, but market conditions and increased demand allowed new opportunities to replace this free capacity. These premiums were again underwritten with the same high standards as in the past. Absent any major losses, the market is anticipated to continue to strengthen in terms of pricing and there is generally an anticipation of increasing pricing for the remainder of 2009.

I will now hand over to John, who will give us some of the financial highlights. John?

John R. Weale, Executive Vice President and Chief Financial Officer

Thank you, Jim. Good morning, ladies and gentlemen. Following are some brief remarks regarding the financial aspects of our first quarter 2009 results. It was disappointing to report further net losses on investments in the first quarter of 2009. As noted in the press release, this was comprised of some positive and negative amounts from the three main segments of our investment portfolio.

Of the net loss of $35.6 million, $16.4 million was from our fixed maturity portfolio, split between a realized gain from sales at $4.6 million and a change in fair value of minus $21.0 million. $19.0 million of the loss came from our equity portfolio and included in this amount was $8.3 million net loss from our investment in a global equity fund and $10.3 million from our investments in two U.S. equity funds. In addition, we also incurred a net loss of $1.3 million from our investment in a fund of hedge funds. As noted in February’s conference call, respective at the end of January, we redeemed $50 million from this fund, reducing our exposure to this asset class to just over $180 million.

Our mortgage backed securities portfolio produced a gain of $1.1 million in the quarter ended March 31, 2009. At the end of March 2009, our unrealized gain loss positions were a net loss of $10 million on our fixed maturity portfolio, a net gain of $4.7 million from our mortgage backed securities portfolio, and a net loss of $25.4 million from our equity investments and a net loss of $24.0 million from our investments in the fund of hedge funds. We generated positive net operating cash flow in the first quarter of 2009 of $77.9 million compared to $74.8 million generated in the first quarter of 2008. We used part of our excess cash balances to repay the remainder of the bank loan that was used to finance share repurchase towards the end of the second quarter of 2008.

During the first quarter 2009, we paid net losses of $41.5 million of which $14.6 million related to Hurricane Ike and $10.9 million related to Hurricane Katrina. We have not had any adverse development in respect of Ike, although as noted in the press release, there was a little adverse development on some prior year events, as well as attritional losses on our pro-rata treaties.

The fully diluted book value for common share was $33.05 on March 31, which is very similar to the level it was December 31, 2008. On April 23, 2009, the Board of Directors declared a quarterly dividend of $0.22 per common share. This amount will be paid on June 19, 2009 to shareholders record on June 3, 2009.

I’m now going to hand back to Jim, who will open the Q&A session.

James P. Bryce, President and Chief Executive Officer

Thank you, John. Before we open the Q&A, I’d like to remind you that Board of Directors remains committed to IPC’s amalgamation with Max and continues to recommend the shareholders vote for the transaction at our annual meeting. We’re pleased to continue our progress towards the June closing, having just being granted early termination of the Hart-Scott-Rodino waiting period and has satisfied other closing conditions.

As a reminder, the Q&A portion of this call is intended to address our quarterly earnings and is reserved for the investment community only. With that said, today, as we have in the past 13 years, we want to focus our recent earnings and not the combination. So while I’m sure you may have some questions about it, we are going to limit any responses to what is public already, particularly since we’re in the process of registering the shares with the SEC and we are not going to comment on the Validus situation. With that said, we’d be happy to take your questions. Operator?

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions.] Okay and we’ll take our first question from [inaudible] with RBC Capital Markets.

<Q>: Hi, good morning.

<A – James Bryce>: Good morning, [inaudible].

<A – John Weale>: Good morning, [inaudible].

<Q>: I had a question, first question was regarding the Australian log fires. And first of all, was there – was there a surprise in how big the losses grew to? At first glance, it didn’t appear that reinsurers would take any kind of heavy participation. And to follow-up with that, is most of those losses IBNR or you actually had tangible reported claims in that region?

<A – James Bryce>: Well, we’ve – I guess we’re in a rather unique situation at the Australian renewals come up in July, so we’ve got a lot of verbal information. There has obviously been quite a bit written up in the press. I guess it never ceases to amaze both John and myself that when losses take place out of the U.S., they are generally overlooked by the investment community and I think in the case of the Australian bush fires, they’ve been on TV down here on Bermuda for literally weeks at a time.

So it is a sizable loss. It’s something that took place over a period of time. The Australian Insurance Association have put out a figure. We’re looking at a loss figure north of $1 billion U.S. That’s really how we set our reserves, based both on our participations on companies involved in the areas that had the fires and also in terms of discussions, initial discussions on some of the 1 July renewals, late June renewals in the Australian market.

So to answer your question, no, it wasn’t a surprise. It was pretty public. Again, it was outside the U.S., so it didn’t get a lot of attention similar to Klaus, a sizable event in Europe. It was talked about in Europe for literally weeks. It’s still being talked about by some of the insurers. That’s a loss we’re looking at in excess of US$2 billion. So, it’s something that we’ve got indications. We’ve got a lot of discussions. Few loss advices similar to most of the loss events we’ve had in the past, initially, loss advices trickle in. We do have some case and we’ve got a bulk IBNR [inaudible].

<A – John Weale>: Most of the reserve on both events at this stage is IBNR.

<Q>: Okay, thanks. And then the second is, I guess it’s obliquely related to the merger, but it’s actually a quarterly results question. I saw you had a lot of merger-related charges and I was just curious why you wouldn’t capitalize those charges and put them into the deal prices, because you haven’t had a vote on the merger and it was related to search costs, not necessarily actual execution costs?

<A – John Weale>: That’s a good question. I think at this stage, U.S. GAAP, you can no longer capitalize these charges and in any event, as you quite rightly say, at this point in time, the deal has not closed, so there is no certainty until the shareholder vote. But most – so we have expensed most of the cost, a lot of it related to due diligence.

Clearly as a company with 32 employees, in normal times, it’s a very lean, effective, efficient environment. However, in order to be able to conduct due diligence on a company with operations in different parts of the world in different lines of business, we did have to engage a lot of outside assistance, and also there is the fees paid obviously to lawyers and bankers and so on. So that’s the reason that the costs are in the first quarter. Those are the costs we incurred up to

March 31. Clearly there will still be some additional cost in the second quarter relating to the transaction, especially once the deal closes.

<A – James Bryce>: And as Sean said, there is actuarial cost in there to review, obviously the reserves and of course, there is also a small rating agency charges, expenses there. So all in all, it – many segments to give you that expense amount.

<Q>: Okay, thanks. And my last question deals with Florida. There has been some movement in the Florida legislature recently that – it appears they made some decisions around the what they are going to do with the Florida cat fund and maybe citizens and it looks like that there, the cat fund itself is not going to purchase private reinsurance. But they implied that there may be a window that is going to open in the temporary increasing coverage layer to maybe the private market will maybe take over more of that. Is that consistent with your view or how you interpreted that?

<A – James Bryce>: We are not really a big Florida participant. We sort of follow it. We obviously have clients there, but we are not really involved with the local companies. We do look at them on a purely opportunistic basis. I think it’s a little early to tell, because it’s really a late May, June item. That is one that’s really last minute or just in time cat placing.

I think – my personal opinion is their optimism is forever eternal with some of the comments coming out of there. But it is going to be critical situation for the renewals. There is definitely a shortage of capacity. I think in terms of these bonds, I don’t know who is going to buy them if they need them. They had a facility last year which we’re not renewing. So I guess it’s a little bit of a debate with Texas, Florida and lot of these wind fair plans, the fair access to insurance required. It’s becoming something where they are all going to the government, federal government, and I guess there – going to be wave two in terms of the banks, some of these plans will be going in to get some type of assistance. But it’s a bit early to really call it specifically for what’s going to happen in Florida.

<Q>: Okay, thanks. That’s all my questions.

<A – James Bryce>: Thanks, [inaudible].

<A – John Weale>: Thanks to you, [inaudible].

Operator: [Operator Instructions]. And we’ll take our next question from Ron Bobman with Capital Returns.

<Q>: Hi, good morning.

<A – John Weale>: Hi, Ron.

<Q>: If I remember correctly on the announcement on the transaction, Jim, you’re retiring, obviously after a long successful career. But if I remember correctly, you are retiring on June 30 sort of whether or not the deal is consummated at or prior to that date. I am wondering, if my recollection is right, why aren’t you in effect sort of staying on until at least the closing?

<A – James Bryce>: Well, just to amplify, I am just starting my 40th year in the business this year and I guess it’s something that we’ve been discussing for a while. I gave a date of 30 June. I will be available as a consultant for a minimum period of six months. I guess that’s always an option. They could ask me to stay on, but at this point, John, it has been announced, is replacing me and of course, I’m still available for a minimum of six months and probably longer.

<A – John Weale>: I think the important point is, we expect the transaction to close before Jim’s retirement is effective anyway. I mean, the shareholder vote we believe will be in early June and we hope to be able to close before June 30. So I mean, it’s not really, it shouldn’t really be an issue.

<A – James Bryce>: I’m not disappearing on the Enterprise at the end of June. Just less visible, but still around.

<Q>: Thanks. And I had a question about sort of the, I think book value is $33 and I assume that you only write one-year policies. So I would think that another option that you would have considered in addition to sort of combining would really just be to liquidate the company and pay everyone $33 once the liabilities ran off. Am I right in your contracts that you write all are just one-year terms and that in effect, your exposure to peril once you stop writing would be limited sort of the one-year thereafter?

<A – James Bryce>: Generally, you’re right, but it does take a while to settle from these losses.

<A – John Weale>: Our policies are all one years apart from the pro-rata treaties, which are risk-attaching and therefore really take about two years for the premiums to flow through. If you look through the filings that have been made, you’ll see that as one of the options the board did consider in comparing the transaction with Max, they did consider a run-off and liquidation.

Unfortunately if you think about it, runoff will take period of a couple of years at least. We still have reserves on our books, believe it or not, from the Northridge earthquake, which was over 15 years ago, which is pretty remarkable for a short-tail business.

Clearly, we could run the bulk of the reserves of in a couple of years and then hopefully sell the remaining balance, but you’re not going to sell it at the stated value. So in the analysis that we did in discounting the cash flow, you don’t get $33 unfortunately. That so, from a long-term and core company perspective, that option does not provide as much value to shareholders as the transaction with Max.

<Q>: Okay. Thanks for the explanation, I appreciate it. And best of luck to you all.

<A – John Weale>: Thank you, Ron.

<A – James Bryce>: Thank you.

Operator: And at this time, we have no further questions. I would like to turn the call back over to Jim Bryce for additional comments.

James P. Bryce, President and Chief Executive Officer

Okay, well, I expected a lot more questions, but I guess our parameters sort of limited them. But I do like to thank everyone for their questions. I want to thank you for your time and interest and thank you for the support you’ve given IPC over the last 13 years we’ve been public. And as I said, I will be retiring at the end of June, but I will be in the shadows. So thank you and have a good day.

Operator: And at this time, that does conclude today’s conference. Thank you for your participation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This filing includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the preliminary joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This filing contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this filing should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the preliminary joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this filing.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This filing relates to a proposed business combination between IPC and Max. On April 13, 2009, IPC filed with the SEC an amended registration statement on Form S-4, which included a preliminary joint proxy statement/prospectus. This filing is not a substitute for the preliminary joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME

AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the preliminary joint proxy statement/prospectus filed with the SEC on April 13, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.

IPC Holdings, Ltd.

The Abernathy MacGregor Group, Inc.

Chuck Burgess, Mike Pascale or Allyson Morris

+1-212-371-5999

Innisfree M&A Inc.

Arthur Crozier

+1-212-750-5833

Max Capital Group Ltd.

Susan Spivak Bernstein

+1-212-898-6640

Kekst and Company

Roanne Kulakoff,

+1-212-521-4837